UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.1)

Cheetah Mobile Inc.

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

163075 1041

(CUSIP Number)

Sheng Fu

Sheng Global Limited

c/o Cheetah Mobile Inc.

Building No. 11

Wandong Science and Technology Cultural Innovation Park

No.7 Sanjianfangnanli

Chaoyang District

Beijing 100024

People’s Republic of China

+86-10-6292-7779

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

This Amendment No.1 amends and supplements the Schedule 13D initially filed on October 10, 2017 on behalf of Sheng Fu (“Mr. Fu”) and Sheng Global Limited (“Sheng Global”), with respect to the Class A ordinary shares, par value $0.000025 per share (“Class A Ordinary Shares”), of Cheetah Mobile Inc., a Cayman Islands company (the “Issuer”). The Class A Ordinary Shares beneficially owned by Mr. Fu and Sheng Global were previously reported on a Schedule 13G filed on February 13, 2015, as amended by amendments thereto.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This is the CUSIP number for the American depositary shares, each representing ten Class A ordinary shares of the Issuer.

CUSIP No. 163075 104

1	Names of Reporting Persons Sheng Fu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 99,611,738 Ordinary Shares(1)
	8	Shared Voting Power 399,445,025 Ordinary Shares(2)
	9	Sole Dispositive Power 99,611,738 Ordinary Shares(1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 499,056,763 Ordinary Shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 35.5%(3)
14	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 25,996,440 Class A ordinary shares represented by restricted ADSs and 58,139,278 Class B ordinary shares held by Sheng Global Limited, a British Virgin Islands company wholly owned by Mr. Fu, (ii) 4,000,000 Class A ordinary shares (represented by restricted ADSs) and 7,300,000 Class B ordinary shares beneficially owned by Sheng Global Limited through FaX Vision Corporation, a British Virgin Islands company controlled by Sheng Global Limited, (iii) 585,800 Class B ordinary shares that have vested to Mr. Fu under the Issuer’s 2011 Share Award Scheme, and (iv) 1,016,210 Class A ordinary shares and 2,574,010 Class B ordinary shares that have vested to Mr. Fu under the Issuer’s 2013 Equity Incentive Plan.

The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

(2)

Represents 399,445,025 Class B Ordinary Shares held by Kingsoft Corporation Limited. Kingsoft Corporation have delegated the voting power attached to these shares of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017.

(3)

The calculation is based on 1,403,070,144 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of March 31, 2021, as disclosed in the Issuer’s annual report on Form 20-F filed with the Commission on May 14, 2021, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

CUSIP No. 163075 104

1	Names of Reporting Persons Sheng Global Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 95,435,718 Ordinary Shares(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 95,435,718 Ordinary Shares(1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 95,435,718 Ordinary Shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.8%(2)
14	Type of Reporting Person (See Instructions) CO

(1)

Includes (i) 25,996,440 Class A ordinary shares represented by restricted ADSs and 58,139,278 Class B ordinary shares held by Sheng Global Limited, and (ii) 4,000,000 Class A ordinary shares (represented by restricted ADSs) and 7,300,000 Class B ordinary shares beneficially owned by Sheng Global Limited through FaX Vision Corporation, which is controlled by Sheng Global Limited.

The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

(2)

The calculation is based on 1,403,070,144 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of March 31, 2021, as disclosed in the Issuer’s annual report on Form 20-F filed with the Commission on May 14, 2021, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

Introductory Note:

This amendment No.1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 10, 2017 (the “Original Schedule 13D,” together with the Amendment No. 1, the “Statement”) by each of Sheng Fu and Sheng Global Limited (the “Reporting Persons” and each, a “Reporting Person”), with respect to Ordinary Shares, par value $0.000025 per share, of Cheetah Mobile Inc., a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Building No. 11, Wandong Science and Technology Cultural Innovation Park, No.7 Sanjianfang Nanli, Chaoyang District, Beijing 100024, People’s Republic of China.

Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended by adding the following:

Since October 2017, an aggregate of 1,016,210 Class A Ordinary Shares, granted in 2018, and 10,319,636 Class B Ordinary Shares, granted in 2014, became vested to Mr. Fu under the Issuer’s 2011 Share Award Scheme and 2013 Equity Incentive Plan.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended by adding the following:

The description of the transactions under Item 3 above are incorporated herein by reference in its entirety.

The purpose of the vesting of share incentive award was to appreciate Mr. Fu’s contribution to the Issuer and to incentivize Mr. Fu for an even better performance. The Issuer may from time to time grant share incentive awards to employees or other persons pursuant to the share incentive plans duly adopted by the Issuer.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 (a)–(b) of the Original Schedule 13D is hereby amended and restated as follows:

(a)—(b) The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Amendment No.1 are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 1,403,070,144 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of March 31, 2021, as disclosed in the Company’s annual report on Form 20-F filed with the SEC on May 14, 2021, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

Holders of Class A Ordinary Share and Class B Ordinary Share have the same rights except for voting and conversion rights. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

By virtue of the Board Composition Agreement set forth in the Kingsoft Voting Proxy as described herein, Mr. Fu and Kingsoft, who is not a Reporting Person on this Amendment No.1, may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. Kingsoft beneficially owns (i) 5,040,877 Class A Ordinary Shares, (ii) 6,759,670 Class A Ordinary Shares represented by ADSs, and (iii) 662,806,049 Class B Ordinary Shares, as reported in a Schedule 13D filed by Kingsoft on October 10, 2017. By virtue of the terms set forth in the Kingsoft Voting Proxy, Mr. Fu may be deemed to share the voting power pertaining to up to 399,445,025 Class B Ordinary Shares beneficially owned by Kingsoft. As a result, Mr. Fu may be deemed to beneficially own an aggregate of 499,056,763 outstanding Ordinary Shares, which represents approximately 35.5% of the total outstanding Ordinary Shares and approximately 47.0% of the voting power of the total outstanding Ordinary Shares. Except as otherwise stated herein, Mr. Fu expressly disclaims any beneficial ownership of the Ordinary Shares held by Kingsoft.

Except as disclosed in this Amendment No.1 and the Original Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Amendment No.1 and the Original Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated October 10, 2017 by and between the Reporting Persons (incorporated herein by reference to Exhibit A to the registration statement on Schedule 13D filed on October 10, 2017 (File No. 005-88136)).

B	Voting Proxy Agreement, dated February 12, 2017, by and between Mr. Fu and Kingsoft (incorporated herein by reference to Exhibit B to the registration statement on Schedule 13D filed on October 10, 2017 (File No. 005-88136)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2022

/s/ Sheng Fu
Sheng Fu

Sheng Global Limited

By:	/s/ Sheng Fu
Name:	Sheng Fu
Title:	Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Sheng Global Limited

The business address of the following individual is c/o Cheetah Mobile Inc., Building No. 11, Wandong Science and Technology Cultural Innovation Park, No.7 Sanjianfang Nanli, Chaoyang District, Beijing 100024, People’s Republic of China.

Name	Country of Citizenship
Director:
Sheng Fu	People’s Republic of China
Executive Officers:
None.	N/A

Schedule A-1